Exhibit 99.1

Ernst & Young LLP

Suite 4800

370 17th Street

Denver, CO 80202

March 1, 2022

Advanced Energy Industries, Inc.

Denver, Colorado

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Advanced Energy Industries, Inc. on or about March 1, 2022, which contains notification of the registrant’s inability to file its Form 10-K by March 1, 2022. We have read the Company’s statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the Company’s consolidated financial statements for the year ended December 31, 2021, to be included in its Form 10-K.

Very truly yours,

/s/ Ernst & Young LLP